70 West Madison Street, Suite 3100 Chicago, Illinois 60602-4207 312.372.1121 • Fax 312.827.8000

PATRICK J. MALONEY

312.807.4265

pmaloney@bellboyd.com

Direct Fax: 312.827.8037

February 3, 2009

VIA PDF EMAIL, OVERNIGHT DELIVERY AND EDGAR

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:                                         Mellissa Campbell Duru, Esq.

Attorney-Advisor

Re:                             Tier Technologies, Inc.
Revised Preliminary Proxy Statement filed on Schedule 14A filed January 28, 2009 by Discovery Equity Partners, L.P., Discovery Group I, LLC, Daniel J. Donoghue and Michael R. Murphy
File No. 1-33475

Ladies and Gentlemen:

On behalf of Discovery Equity Partners, L.P., Discovery Group I, LLC, Daniel J. Donoghue and Michael R. Murphy (collectively, “Discovery”), we have set forth below Discovery’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) contained in your letter to Patrick J. Maloney of this firm, dated February 2, 2009 (the “Comment Letter”), commenting on the revised preliminary proxy statement of Discovery relating to Tier Technologies, Inc. (the “Company”) that was filed with the Commission on January 28, 2009 (the “Revised Preliminary Proxy Statement”).

All of the responses set forth herein to the Staff’s comments have been reviewed and approved by Discovery.  For convenience, each of the Staff’s consecutively numbered comments is set forth in italics, followed by Discovery’s response.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Revised Preliminary Proxy Statement.

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General

1.                                      We note your response to prior comment 2.  Please provide us with a brief legal analysis under the federal securities laws in support of the participants’ conclusion that the proxies named on the proxy card may cumulate votes in their discretion.  Alternatively, revise the proxy statement and form of proxy to expressly solicit security holder approval for the use of such discretion.

Response 1:  In response to the Staff’s comment, we respectfully submit that the ability of the proxies named in Discovery’s proxy card to cumulate votes in their discretion, absent specific instruction from the stockholder granting such proxy as to how votes should be cumulated, should not be treated as a separate proposal to be acted upon by the stockholders of the Company at the Stockholder Meeting.  Instead, such ability is in our view intrinsic and essential to the exercise of the voting rights contemplated by the election of directors disclosed in the Proxy Statement, and that it complies with both the federal securities laws and Delaware law.

Article Fourth, Section A.(2)(b) of the Company’s Restated Certificate of Incorporation provides that the Company’s “stockholders shall have the ability to cumulate votes in the election of directors until the first date when the Corporation has outstanding securities designated as qualified for trading as a national market system security on the National Association of Securities Dealers Automated Quotation System (or any successor national market system) and has at least 800 holders of its equity securities as of the record date for the Corporation’s most recent annual meeting of shareholders.”  Based on the Company’s preliminary proxy statement filed on January 29, 2009, such cumulative voting rights continue to be effective.  There are no conditions precedent to the exercise of such cumulative voting rights by the Company’s stockholders.

Section 212 of the Delaware General Corporation Law (the “DGCL”) governs the grant of proxies.  Nothing in such Section or otherwise under the DGCL requires shareholders to grant separate or specific authority to exercise cumulative voting rights under a proxy.  Accordingly, it is our view that under Delaware law, the general authority to vote shares under a proxy includes the authority to cumulate votes at the discretion of the proxy holder, absent contrary instructions in the proxy.

The grant of discretionary cumulative voting rights in Discovery’s proxy is specifically covered by Rule 14a-4(b)(1), which states that “a proxy may contain discretionary authority with respect to matters as to which a choice is not specified by the security holder, provided that the form of proxy states in boldface type how it is intended to vote the shares represented by the proxy in each case.”

In this regard, the Revised Preliminary Proxy Statement describes the stockholder’s options regarding the vote as follows (which description is substantially similar to that proposed by the Company in its preliminary proxy statement):

You may specify how your votes are to be cumulated with respect to the Discovery Group Nominees by giving instructions on the enclosed WHITE proxy card as to how your votes are to be cumulated or, if you are a record holder or have obtained a valid proxy from the record holder, by voting in person at the Stockholder Meeting.  If you do not specify how your votes are to be cumulated among the Discovery Group Nominees, the enclosed WHITE proxy card authorizes the proxies named on the WHITE proxy card to cumulate your votes in their discretion, provided that the proxies will not cumulate votes for any Discovery Group Nominee from whom you have withheld the authority to vote.  To specify different directions with respect to cumulative voting, including to direct that the proxies cumulate votes with respect to the Discovery Group Nominees in accordance with your directions, you must mark the appropriate box on the front of the WHITE proxy card and write your instructions on the reverse side.  The Discovery Group intends to cumulate any votes over which it has discretionary authority in such a way as to assure that the maximum number of Discovery Group Nominees are elected to the Board of Directors.

The proxy card contains similar instructions.  It states:

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AMONG THE DISCOVERY GROUP NOMINEES AS DIRECTED BY THE STOCKHOLDER.  WHERE NO CONTRARY DIRECTION IS GIVEN WHEN THE DULY EXECUTED PROXY IS RETURNED, SUCH SHARES WILL BE VOTED CUMULATIVELY IN THE DISCRETION OF THE PROXIES AMONG THE DISCOVERY GROUP NOMINEES NAMED IN PROPOSAL NO. 1 (EXCEPT FOR ANY NOMINEE FOR WHOM THE UNDERSIGNED HAS WITHHELD AUTHORITY TO VOTE), “FOR” PROPOSAL NO. 2 AS SET FORTH ON THE REVERSE SIDE HEREOF, AND “FOR” PROPOSAL NO. 3 AS SET FORTH ON THE REVERSE SIDE HEREOF.  IN ADDITION, THE PROXIES ARE AUTHORIZED TO VOTE IN THEIR DISCRETION ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE STOCKHOLDER MEETING THAT THE PROXIES WERE NOT AWARE OF A REASONABLE TIME BEFORE THE STOCKHOLDER MEETING.

The limitations on discretionary authority set forth in Rule 14a-4(c) are, in our view, not relevant to this analysis, since such limitations deal with matters not presented in the Proxy Statement but which may otherwise come before the Stockholder Meeting.  As the Commission stated in Footnote 49 to Release No. 34-40018, Amendment to Rules on Shareholder Proposals (May 21, 1998) in relation to amendments of Rule 14a-4, “[d]iscretionary voting authority is the ability to vote proxies that shareholders have executed and returned to the company, on matters not specifically reflected on the proxy card, and on which shareholders have not had an opportunity to vote by proxy.”  The voting of the proxies cumulatively is fundamental and inseparable to the purpose of electing directors at the Stockholder Meeting, and fully disclosed in the Proxy Statement in compliance with Rule 14a-4(b)(1).

Item 6(c)(4) on Schedule 14A, which requires that “… if discretionary authority to cumulate votes is solicited, so indicate…”, is consistent with this interpretation.  By referring to discretionary authority to cumulate votes being “solicited”, the Item is not making reference to a distinct proposal but to the solicitation of votes for the election of directors in cases where cumulative voting exists.

The SEC’s Manual of Publicly Available Telephone Interpretations, interpreting Rule 14a-4, suggests that discretionary authority with respect to cumulative voting is a disclosure item incident to the election of directors, not a separate proposal.

Interpretation No. N.9. states:

The authority to cumulate votes among directors, in the discretion of the proxy, need not be printed in bold-face type on the proxy card itself pursuant to Rule 14a-4(b)(1).  There should, however, be appropriate disclosure of cumulative voting in the proxy statement.

In terms of relevant precedent on this matter, we would cite the Staff to the following filings with respect to contested solicitations:

The definitive proxy statements filed by Third Point LLC (“Third Point”) and other participants named therein on April 17, 2006 (the “Third Point Proxy”) with respect to the 2006 meeting of stockholders of Massey Energy Corporation (“Massey Energy”) solicits the discretionary authority to cumulate votes for Third Point’s director nominees.  The Third Point Proxy invokes the right to cumulate votes and to allocate such votes at the proxies’ discretion among Third Point’s director nominees, provided the stockholder has not indicated on the proxy card that authority is withheld for a particular Third Point nominee.  The Third Point Proxy indicates the right to cumulate votes is provided for in the certificate of incorporation of Massey Energy, and the Third Point Proxy does not include a separate shareholder proposal authorizing the proxies to cumulate votes at their discretion.

Similarly the definitive proxy statement filed by Ahmed Hussein and other participants named therein on August 13, 2008 (the “Hussein Proxy”) with respect to the 2008 Annual Meeting of Quality Systems, Inc. (“Quality Systems”), seeks discretionary authority to cumulate votes for any or all of the director nominees for which authority to vote is not withheld.  The Hussein proxy indicates that the right to cumulate votes is provided for under applicable provisions of the California Corporations Code and the Bylaws of Quality Systems, provided applicable notice requirements are met.  The Hussein Proxy does not include a separate shareholder proposal to allow proxies to cumulate votes at their discretion.

Also, the definitive proxy statement filed by Jon Salmanson and Norman Morales (the “Participants”) on July 7, 2007 (the “Salmanson Proxy”) with respect to the 2008 meeting of stockholders of Vineyard National Bancorp, solicits, absent specific instructions from the shareholder, discretionary authority to cumulate votes for any of the Participant’s nominees for which authority to vote is not withheld.  The Salmanson Proxy indicates that shareholders are entitled to cumulate votes if advance notice requirements are met.  The Salmanson Proxy does not include a separate shareholder proposal authorizing the proxies to cumulate votes at their discretion.

We are attaching hereto as Appendix A excerpts that contain relevant language from the Third Point Proxy, Hussein Proxy and Salmanson Proxy soliciting the right to cumulate votes at the discretion of the proxies.

Proxy statements filed by the issuers listed below in non-contested situations also invoke the right to cumulate votes for the election of directors at the discretion of the proxy without including a separate shareholder proposal to specifically authorize cumulative voting:

Dakota Growers Pasta Company, Inc.

DCAP Group, Inc.

Kulicke & Soffa Industries, Inc.
Hewlett-Packard Company

We would also note the following other significant considerations.

First, we note that a separate proposal on cumulative voting cannot, at this time, be presented in compliance with the Company’s by-laws relating to advance notice of matters to be presented at the Stockholder Meeting and can therefore be ruled out of order by the Company.

Second, the practical effect of the Staff’s position is that a substantial number of shareholders would lose their ability to cumulate votes, for two reasons:

1.                                       If a shareholder appropriately completes a proxy card but fails to specify (or to specify accurately or completely) cumulative voting instructions, we believe the Staff’s view dictates that such proxy card be disregarded and such stockholder be disenfranchised, unless a proposal is passed authorizing discretionary cumulative voting by the affirmative vote of a majority of the shares of Common Stock voting on the matter.  This places such stockholders’ right to vote on a cumulative basis under effective control of other stockholders and thereby conflicts with Regulation 14 A and Delaware law.

2.                                       Because much of the voting is accomplished through brokers and other intermediaries, the giving effect to specific cumulative voting instructions by each shareholder will be very difficult or impossible and, at the very least, prone to error.  It is our understanding that intermediary back offices are not set up to track specific cumulative voting instructions.  Since most of those who support the Company’s or Discovery’s slate of nominees will wish to vote for the slate (and not particular individuals), such persons may be precluded from voting by the inability of the intermediary to effectuate instructions.

Because Discovery believes that the Staff’s position on this matter will have a material and negative effect on the proxy contest relating to the Company, Discovery respectfully requests that if the Staff disagrees with Discovery’s position set forth herein, Discovery be afforded a meeting or conference call with senior Staff on this issue at the earliest practicable date and time.

Discovery still hopes to be in a position to finalize and commission the dissemination of its proxy statement this week.

2.                                      We note your response to prior comment 11 and reissue the comment.  While the proposal references actions which if taken are all related to the restoration of shareholder rights, the proposal involves a vote for two possible action on two distinct matters.  Please revise your proxy and proxy card accordingly.  Refer to the September 2004 Interim Supplement to Publicly Available Telephone Interpretations available to http://www.sec.gov/interps/telephone/phonesupplement5.htm.

Response 2:  As discussed, Discovery will comply with this comment and will present the current Stockholder Proposal as two distinct proposals, one relating to the Company’s Rights Plan and one relating to the ability of Company stockholders to call special meetings.  Discovery intends to file a revised Preliminary Proxy Statement and proxy card as soon as possible to reflect such changes.  In connection with such filing, Discovery will also submit the requisite filing persons statement referred to in your letter.

Discovery hopes to be in a position to commence printing and mailing its proxy materials to stockholders not later than Monday, February 9, 2009.  Discovery would appreciate the assistance of the Staff in meeting this timeline.

If you have any questions regarding these responses or wish to discuss them, please feel free to contact me at (312) 807-4265.

Very truly yours,

/s/ Patrick J. Maloney
Patrick J. Maloney

cc:	Nicholas Panos, Esq.
Senior Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission

Michael R. Murphy
Discovery Equity Partners, L.P.

PJM:adt